UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Rover Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

77936F103
(CUSIP Number)

Menlo ventures

ATTN: DEBORAH cARRILLO, GENERAL COUNSEL

1300 El Camino Real, Suite 150

Menlo Park, CA 94025

TELEPHONE: (650) 854-8540

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Menlo Ventures XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,315,147 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,315,147 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,315,147 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.5% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Menlo Inflection I, L.P., formerly known as Menlo Special Opportunities Fund, L.P., (“MI”), MMSOP, L.P. (“MMSOP”), Menlo Ventures XI, L.P. (“Menlo XI”), MMEF XI, L.P. (“MMEF XI,” and together with MI, MMSOP and Menlo XI, the “Menlo Funds”), MSOP GP, L.L.C. (“MSOP GP”) and MV Management XI, L.L.C. (“MVM XI,” and together with MSOP GP and the Menlo Funds, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 8,315,147 shares of Common Stock held by Menlo XI. MVM XI serves as the general partner of Menlo XI and, as such, MVM XI possesses voting and dispositive power over the shares held by Menlo XI, and may be deemed to have indirect beneficial ownership of the shares held by Menlo XI.

(3)	This percentage is calculated based upon 184,220,211 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed on May 9, 2023 with the Securities and Exchange Commission.

.

1.	Name of Reporting Persons MMEF XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 323,366 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 323,366 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 323,366 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 323,366 shares of Common Stock held by MMEF XI. MVM XI serves as the general partner of MMEF XI and, as such, MVM XI possesses voting and dispositive power over the shares held by MMEF XI, and may be deemed to have indirect beneficial ownership of the shares held by MMEF XI.

(3)	This percentage is calculated based upon 184,220,211 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed on May 9, 2023 with the Securities and Exchange Commission.

1.	Name of Reporting Persons MV Management XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,638,513 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,638,513 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,638,513 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.7% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 8,315,147 shares of Common Stock held by Menlo XI, and (ii) 323,366 shares of Common Stock held by MMEF XI. MVM XI serves as the general partner of Menlo XI and MMEF XI and, as such, MVM XI possesses voting and dispositive power over the shares held by Menlo XI and MMEF XI, and may be deemed to have indirect beneficial ownership of the shares held by Menlo XI and MMEF XI.

(3)	This percentage is calculated based upon 184,220,211 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed on May 9, 2023 with the Securities and Exchange Commission.

1.	Name of Reporting Persons Menlo Inflection I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,091,877 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,091,877 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,091,877 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 2.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 4,091,877 shares of Common Stock held by MI. MSOP GP serves as the general partner of MI and, as such, MSOP GP possesses voting and dispositive power over the shares held by MI, and may be deemed to have indirect beneficial ownership of the shares held by MI.

(3)	This percentage is calculated based upon 184,220,211 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed on May 9, 2023 with the Securities and Exchange Commission.

1.	Name of Reporting Persons MMSOP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,533 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 66,533 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,533 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 66,533 shares of Common Stock held by MMSOP. MSOP GP serves as the general partner of MMSOP and, as such, MSOP GP possesses voting and dispositive power over the shares held by MMSOP, and may be deemed to have indirect beneficial ownership of the shares held by MMSOP.

(3)	This percentage is calculated based upon 184,220,211 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed on May 9, 2023 with the Securities and Exchange Commission.

1.	Name of Reporting Persons MSOP GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,158,410 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,158,410 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,158,410 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 2.3% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 4,091,877 shares of Common Stock held by MI, and (ii) 66,533 shares of Common Stock held by MMSOP. MSOP GP serves as the general partner of MI and MMSOP and, as such, MSOP GP possesses voting and dispositive power over the shares held by MI and MMSOP, and may be deemed to have indirect beneficial ownership of the shares held by MI and MMSOP.

(3)	This percentage is calculated based upon 184,220,211 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed on May 9, 2023 with the Securities and Exchange Commission.

Explanatory Note: This Amendment No. 3 (the “Amendment”) which amends the Schedule13D filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2021 and amended on August 12, 2022 and October 12, 2022 (the “Original Schedule 13D”) is being filed on behalf of Menlo Inflection I, L.P., formerly known as Menlo Special Opportunities Fund, L.P., (“MI”), MMSOP, L.P. (“MMSOP”), Menlo Ventures XI, L.P. (“Menlo XI”), MMEF XI, L.P. (“MMEF XI,” and together with MI, MMSOP and Menlo XI, the “Menlo Funds”), MSOP GP, L.L.C. (“MSOP GP”), and MV Management XI, L.L.C. (“MVM XI,” and together with MI GP and the Menlo Funds, the “Reporting Persons”) and relates to the Class A Common Stock, $0.0001 par value per share (“Common Stock”), of Rover Group, Inc., a Delaware corporation (the “Issuer” or “Rover”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On June 27, 2023, Menlo XI made a pro rata in-kind distribution for no additional consideration of 2,771,716 shares of Common Stock to its general partner and limited partners pursuant to a 10b5-1 Plan adopted on August 11, 2022. Of the shares distributed by Menlo XI, MVM XI received 27,717 shares, which were further distributed on a pro rata basis for no additional consideration to MVM XI’s members.

On June 27, 2023, MMEF XI made a pro rata in-kind distribution for no additional consideration of 107,790 shares of Common Stock to its limited partners pursuant to a 10b5-1 Plan adopted on August 11, 2022.

On June 27, 2023, MI made a pro rata in-kind distribution for no additional consideration of 1,363,959 shares of Common Stock to its general partner and limited partners pursuant to a 10b5-1 Plan adopted on August 11, 2022. Of the shares distributed by MI, MSOP GP received 13,639 shares, which were further distributed on a pro rata basis for no additional consideration to MSOP GP’s members.

On June 27, 2023, MMSOP made a pro rata in-kind distribution for no additional consideration of 22,178 shares of Common Stock to its limited partners pursuant to a 10b5-1 Plan adopted on August 11, 2022.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b). The Reporting Persons beneficially own, in the aggregate, 12,796,923 shares of Common Stock. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 6.9% of the outstanding shares of Common Stock. 184,220,211 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed on May 9, 2023 with the Securities and Exchange Commission.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, or a member of a “group,” within the meaning of Section 13 of the Exchange Act.

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of June 29, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (5)
Menlo XI (1)	8,315,147	0	8,315,147	0	8,315,147	8,315,147	4.5%
MMEF XI (2)	323,366	0	323,366	0	323,366	323,366	0.2%
MVM XI (1) (2)	0	0	8,638,513	0	8,638,513	8,638,513	4.7%
MI (3)	4,091,877	0	4,091,877	0	4,091,877	4,091,877	2.2%
MMSOP (4)	66,533	0	66,533	0	66,533	66,533	0.0%
MSOP GP (3) (4)	0	0	4,158,410	0	4,158,410	4,158,410	2.3%

(1)	Includes 8,315,147 shares of Common Stock held by Menlo XI. MVM XI serves as the general partner of Menlo XI and, as such, MVM XI possesses voting and dispositive power over the shares held by Menlo XI, and may be deemed to have indirect beneficial ownership of the shares held by Menlo XI.

(2)	Includes 323,366 shares of Common Stock held by MMEF XI. MVM XI serves as the general partner of MMEF XI and, as such, MVM XI possesses voting and dispositive power over the shares held by MMEF XI, and may be deemed to have indirect beneficial ownership of the shares held by MMEF XI.

(3)	Includes 4,091,877 shares of Common Stock held by MI. MSOP GP serves as the general partner of MI and, as such, MSOP GP possesses voting and dispositive power over the shares held by MI, and may be deemed to have indirect beneficial ownership of the shares held by MI.

(4)	Includes 66,533 shares of Common Stock held by MMSOP. MSOP GP serves as the general partner of MMSOP and, as such, MSOP GP possesses voting and dispositive power over the shares held by MMSOP, and may be deemed to have indirect beneficial ownership of the shares held by MMSOP.

(5)	This percentage is calculated based upon 184,220,211 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed on May 9, 2023 with the Securities and Exchange Commission.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 29, 2023

Menlo Ventures XI, L.P.

By:	MV Management XI, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MMEF XI, L.P.

By:	MV Management XI, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MV Management XI, L.L.C.

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

Menlo Inflection I, L.P.

By:	MSOP GP, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MMSOP, L.P.

By:	MSOP GP, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MSOP GP, L.L.C.

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)